Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2019	December 31, 2018

ASSETS
Current assets
Trade and other receivables		$171,337	$111,564
Financial derivatives	18	45,318	79,582
		216,655	191,146
Non-current assets
Financial derivatives	18	3,342	—
Exploration and evaluation assets	5	337,586	358,935
Oil and gas properties	6	5,654,365	5,817,889
Other plant and equipment		8,042	9,228
Lease assets	3	13,885	—
		$6,233,875	$6,377,198

LIABILITIES
Current liabilities
Trade and other payables		$212,404	$258,114
Lease obligations	3, 9	5,659	—
Onerous contracts	3	—	1,986
		218,063	260,100
Non-current liabilities
Bank loan	7	569,447	520,700
Long-term notes	8	1,349,589	1,583,240
Lease obligations	3, 9	8,429	—
Asset retirement obligations	10	689,361	646,898
Deferred income tax liability		291,849	310,836
		3,126,738	3,321,774

SHAREHOLDERS’ EQUITY
Shareholders' capital	11	5,717,237	5,701,516
Contributed surplus		17,661	19,137
Accumulated other comprehensive income		600,029	667,874
Deficit		(3,227,790)	(3,333,103)
		3,107,137	3,055,424
		$6,233,875	$6,377,198

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2019	2018	2019	2018

Revenue, net of royalties
Petroleum and natural gas sales	12	$424,600	$436,761	$1,360,024	$1,070,433
Royalties		(75,017)	(91,945)	(242,959)	(233,989)
		349,583	344,816	1,117,065	836,444

Expenses
Operating		97,377	77,698	298,143	213,735
Transportation		9,903	9,520	35,102	25,875
Blending and other		12,950	19,548	50,628	55,077
General and administrative		9,934	10,158	35,576	31,729
Transaction costs		—	13,066	—	13,066
Exploration and evaluation	5	2,138	510	8,667	3,887
Depletion and depreciation		180,422	144,501	551,548	364,654
Share-based compensation	13	3,401	7,180	14,245	15,010
Financing and interest	16	31,766	30,029	97,049	86,825
Financial derivatives (gain) loss	18	(28,523)	30,900	(21,742)	135,243
Foreign exchange loss (gain)	17	14,237	(20,943)	(37,978)	40,023
Gain on dispositions		(18)	(34)	(1,075)	(1,764)
Other income		(738)	(302)	(5,044)	(869)
		332,849	321,831	1,025,119	982,491
Net income (loss) before income taxes		16,734	22,985	91,946	(146,047)
Income tax expense (recovery)	15
Current income tax expense (recovery)		501	—	1,591	(71)
Deferred income tax expense (recovery)		1,082	(4,427)	(14,958)	(51,905)
		1,583	(4,427)	(13,367)	(51,976)
Net income (loss)		$15,151	$27,412	$105,313	$(94,071)
Other comprehensive income (loss)
Foreign currency translation adjustment		25,344	(39,360)	(67,845)	77,096
Comprehensive income (loss)		$40,495	$(11,948)	$37,468	$(16,975)

Net income (loss) per common share	14
Basic		$0.03	$0.07	$0.19	$(0.33)
Diluted		$0.03	$0.07	$0.19	$(0.33)

Weighted average common shares (000's)	14
Basic		557,888	375,435	556,651	283,302
Diluted		560,888	378,763	560,438	283,302

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2017	$4,443,576	$15,999	$463,104	$(3,007,794)	$1,914,885
Issued on corporate acquisition	1,238,995	3,100	—	—	1,242,095
Issuance costs, net of tax	(316)	—	—	—	(316)
Vesting of share awards	19,272	(19,272)	—	—	—
Share-based compensation	—	15,010	—	—	15,010
Comprehensive income (loss) for the period	—	—	77,096	(94,071)	(16,975)
Balance at September 30, 2018	$5,701,527	$14,837	$540,200	$(3,101,865)	$3,154,699
Balance at December 31, 2018	$5,701,516	$19,137	$667,874	$(3,333,103)	$3,055,424
Vesting of share awards	15,721	(15,721)	—	—	—
Share-based compensation	—	14,245	—	—	14,245
Comprehensive income (loss) for the period	—	—	(67,845)	105,313	37,468
Balance at September 30, 2019	$5,717,237	$17,661	$600,029	$(3,227,790)	$3,107,137

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2019	2018	2019	2018

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period		$15,151	$27,412	$105,313	$(94,071)
Adjustments for:
Share-based compensation	13	3,401	7,180	14,245	15,010
Unrealized foreign exchange loss (gain)	17	13,855	(20,583)	(38,404)	38,136
Exploration and evaluation	5	2,138	510	8,667	3,887
Depletion and depreciation		180,422	144,501	551,548	364,654
Non-cash financing and accretion	16	5,014	3,686	14,021	10,441
Unrealized financial derivatives (gain) loss	18	(7,666)	46	30,922	65,140
Gain on dispositions		(18)	(34)	(1,075)	(1,764)
Deferred income tax expense (recovery)		1,082	(4,427)	(14,958)	(51,905)
Payments on onerous contracts		—	(147)	—	(439)
Asset retirement obligations settled	10	(1,134)	(3,028)	(10,860)	(9,215)
Change in non-cash working capital		(17,275)	(1,025)	(59,499)	(23,633)
		194,970	154,091	599,920	316,241

Financing activities
Increase (decrease) in bank loan		155,199	(38,305)	50,445	(43,348)
Common share issuance costs		—	(433)	—	(433)
Payments on lease obligations	9	(1,390)	—	(4,402)	—
Redemption of long-term notes	8	(198,128)	—	(198,128)	—
		(44,319)	(38,738)	(152,085)	(43,781)

Investing activities
Additions to exploration and evaluation assets	5	(1,047)	(2,462)	(2,441)	(3,864)
Additions to oil and gas properties	6	(138,038)	(136,733)	(396,733)	(307,695)
Additions to other plant and equipment		(19)	(1,395)	(398)	(1,902)
Property acquisitions		(120)	—	(2,193)	(187)
Property swaps		—	—	(524)	—
Proceeds from dispositions		150	—	1,100	2,234
Change in non-cash working capital		(11,577)	70,396	(46,646)	84,113
		(150,651)	(70,194)	(447,835)	(227,301)

Change in cash		—	45,159	—	45,159
Cash, beginning of period		—	—	—	—
Cash, end of period		$—	$45,159	$—	$45,159

Supplementary information
Interest paid		$22,315	$20,708	$78,493	$70,406
Income taxes paid		$76	$10	$1,158	$—

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2019 and 2018
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2018.

The consolidated financial statements were approved by the Board of Directors of Baytex on October 31, 2019.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2018 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2018 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of IFRS 16 Leases as described below.

Changes in significant accounting policies

Leases

Baytex adopted IFRS 16 Leases on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company's consolidated statements of financial position, consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

The cumulative effect of initial application of the standard was to recognize an $18.0 million increase to right-of-use assets ("lease assets"), a $2.0 million reduction of onerous contracts and a $18.0 million increase to lease obligations. Initial measurement of the lease obligation was determined based on the remaining lease payments at January 1, 2019 using a weighted averaged incremental borrowing rate of approximately 3.9%. The lease assets were initially recognized at an amount equal to the lease obligations. The lease assets and lease obligations recognized largely relate to the Company's head office lease in Calgary.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;

•	Leases with a remaining term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;

•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset;

•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate; and

•
Used the Company's previous assessment under IAS 37, "Provisions, Contingent Liabilities and Contingent Assets' for onerous contracts instead of reassessing the lease assets for impairment at January 1, 2019.

The Company's accounting policy for leases effective January 1, 2019 is set forth below. The Company applied IFRS 16 using the modified retrospective approach. Comparative information continues to be accounted for in accordance with the Company's previous accounting policy found in the 2018 annual financial statements.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding right-of-use asset ("lease asset") are recognized at the commencement of the lease. The present value of the lease obligation is based on the future lease payments and is discounted using the Company's incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with similar characteristics. The lease asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs, on commencement of the lease. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term.

Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Management has made the following judgments, estimates, and assumptions related to the accounting for leases.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

4.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the United States; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2019	2018	2019	2018	2019	2018	2019	2018

Revenue, net of royalties
Petroleum and natural gas sales	$258,769	$217,805	$165,831	$218,956	$—	$—	$424,600	$436,761
Royalties	(26,193)	(26,139)	(48,824)	(65,806)	—	—	(75,017)	(91,945)
	232,576	191,666	117,007	153,150	—	—	349,583	344,816

Expenses
Operating	73,701	54,710	23,676	22,988	—	—	97,377	77,698
Transportation	9,903	9,520	—	—	—	—	9,903	9,520
Blending and other	12,950	19,548	—	—	—	—	12,950	19,548
General and administrative	—	—	—	—	9,934	10,158	9,934	10,158
Transaction costs	—	—	—	—	—	13,066	—	13,066
Exploration and evaluation	2,138	510	—	—	—	—	2,138	510
Depletion and depreciation	116,316	77,083	63,572	66,830	534	588	180,422	144,501
Share-based compensation	—	—	—	—	3,401	7,180	3,401	7,180
Financing and interest	—	—	—	—	31,766	30,029	31,766	30,029
Financial derivatives (gain) loss	—	—	—	—	(28,523)	30,900	(28,523)	30,900
Foreign exchange loss (gain)	—	—	—	—	14,237	(20,943)	14,237	(20,943)
Gain on dispositions	(18)	(34)	—	—	—	—	(18)	(34)
Other income	—	—	—	—	(738)	(302)	(738)	(302)
	214,990	161,337	87,248	89,818	30,611	70,676	332,849	321,831
Net income (loss) before income taxes	17,586	30,329	29,759	63,332	(30,611)	(70,676)	16,734	22,985
Income tax expense (recovery)
Current income tax expense	—	—	501	—	—	—	501	—
Deferred income tax expense (recovery)	4,734	4,134	(203)	9,278	(3,449)	(17,839)	1,082	(4,427)
	4,734	4,134	298	9,278	(3,449)	(17,839)	1,583	(4,427)
Net income (loss)	$12,852	$26,195	$29,461	$54,054	$(27,162)	$(52,837)	$15,151	$27,412

Total oil and natural gas capital expenditures(1)	$96,744	$94,477	$42,311	$44,718	$—	$—	$139,055	$139,195

(1)	Includes acquisitions and property swaps, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2019	2018	2019	2018	2019	2018	2019	2018

Revenue, net of royalties
Petroleum and natural gas sales	$817,506	$471,742	$542,518	$598,691	$—	$—	$1,360,024	$1,070,433
Royalties	(82,313)	(55,471)	(160,646)	(178,518)	—	—	(242,959)	(233,989)
	735,193	416,271	381,872	420,173	—	—	1,117,065	836,444

Expenses
Operating	221,680	147,054	76,463	66,681	—	—	298,143	213,735
Transportation	35,102	25,875	—	—	—	—	35,102	25,875
Blending and other	50,628	55,077	—	—	—	—	50,628	55,077
General and administrative	—	—	—	—	35,576	31,729	35,576	31,729
Transaction costs	—	—	—	—	—	13,066	—	13,066
Exploration and evaluation	8,667	3,887	—	—	—	—	8,667	3,887
Depletion and depreciation	347,661	170,514	202,303	192,212	1,584	1,928	551,548	364,654
Share-based compensation	—	—	—	—	14,245	15,010	14,245	15,010
Financing and interest	—	—	—	—	97,049	86,825	97,049	86,825
Financial derivatives (gain) loss	—	—	—	—	(21,742)	135,243	(21,742)	135,243
Foreign exchange (gain) loss	—	—	—	—	(37,978)	40,023	(37,978)	40,023
Gain on dispositions	(1,075)	(1,764)	—	—	—	—	(1,075)	(1,764)
Other income	—	—	—	—	(5,044)	(869)	(5,044)	(869)
	662,663	400,643	278,766	258,893	83,690	322,955	1,025,119	982,491
Net income (loss) before income taxes	72,530	15,628	103,106	161,280	(83,690)	(322,955)	91,946	(146,047)
Income tax expense (recovery)
Current income tax expense (recovery)	—	—	1,591	(71)	—	—	1,591	(71)
Deferred income tax expense (recovery)	8,842	(197)	4,505	15,951	(28,305)	(67,659)	(14,958)	(51,905)
	8,842	(197)	6,096	15,880	(28,305)	(67,659)	(13,367)	(51,976)
Net income (loss)	$63,688	$15,825	$97,010	$145,400	$(55,385)	$(255,296)	$105,313	$(94,071)

Total oil and natural gas capital expenditures(1)	$271,520	$174,563	$129,271	$134,949	$—	$—	$400,791	$309,512

(1)	Includes acquisitions and property swaps, net of proceeds from divestitures.

As at	September 30, 2019	December 31, 2018
Canadian assets	$3,758,068	$3,739,029
U.S. assets	2,467,765	2,628,941
Corporate assets	8,042	9,228
Total consolidated assets	$6,233,875	$6,377,198

5.	EXPLORATION AND EVALUATION ASSETS

	September 30, 2019	December 31, 2018
Balance, beginning of period	$358,935	$272,974
Capital expenditures	2,441	10,567
Corporate acquisition	—	97,858
Property acquisitions	1,473	514
Divestitures	(132)	(1,021)
Property swaps	417	—
Exploration and evaluation expense	(8,667)	(21,729)
Transfer to oil and gas properties	(12,421)	(13,866)
Foreign currency translation	(4,460)	13,638
Balance, end of period	$337,586	$358,935

6.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2017	$7,932,327	$(3,974,018)	$3,958,309
Capital expenditures	485,154	—	485,154
Corporate acquisition	1,748,368	—	1,748,368
Property acquisitions	202	—	202
Transfers from exploration and evaluation assets	13,866	—	13,866
Change in asset retirement obligations	238,662	—	238,662
Divestitures	(15)	—	(15)
Impairment	—	(285,341)	(285,341)
Foreign currency translation	325,969	(110,651)	215,318
Depletion	—	(556,634)	(556,634)
Balance, December 31, 2018	$10,744,533	$(4,926,644)	$5,817,889
Capital expenditures	396,733	—	396,733
Property acquisitions	1,328	—	1,328
Transfers from exploration and evaluation assets	12,421	—	12,421
Change in asset retirement obligations (note 10)	45,342	—	45,342
Divestitures	(2,069)	1,690	(379)
Property swaps	(5,754)	4,694	(1,060)
Foreign currency translation	(121,053)	50,489	(70,564)
Depletion	—	(547,345)	(547,345)
Balance, September 30, 2019	$11,071,481	$(5,417,116)	$5,654,365

7.	BANK LOAN

	September 30, 2019	December 31, 2018
Bank loan - U.S. dollar denominated(1)	$269,205	$122,388
Bank loan - Canadian dollar denominated	301,587	399,906
Bank loan - principal	570,792	522,294
Unamortized debt issuance costs	(1,345)	(1,594)
Bank loan	$569,447	$520,700

(1)	U.S. dollar denominated bank loan balance was US$203.3 million as at September 30, 2019 (December 31, 2018 - US$89.7 million).

Baytex has US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving term loan (the "Term Loan") (collectively the "Credit Facilities"). On May 2, 2019, Baytex amended its Credit Facilities to extend maturity from June

4, 2020 to April 2, 2021. These facilities will automatically be extended to June 4, 2021 providing Baytex has either refinanced, or has the ability to repay, the outstanding 2021 long-term notes with existing credit capacity as of April 1, 2021.

The extendible secured Revolving Facilities are comprised of a US$50 million operating loan (previously US$35 million) and a US$325 million syndicated revolving loan for Baytex (previously US$340 million) and a US$200 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. and matures on April 2, 2021. The Term Loan is secured by the assets of Baytex's wholly-owned subsidiary, Baytex Energy Limited Partnership and matures on April 2, 2021.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon Baytex's request. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Credit Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At September 30, 2019, Baytex had $15.4 million of outstanding letters of credit (December 31, 2018 - $14.6 million) under the Credit Facilities.

At September 30, 2019, Baytex was in compliance with all of the covenants contained in the Credit Facilities. The following table summarizes the financial covenants applicable to the Revolving Facilities and Baytex's compliance therewith as at September 30, 2019.

Covenant Description	Position as at September 30, 2019	Covenant
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	0.66:1.00	3.50:1.00
Interest Coverage(3) (Minimum Ratio)	8.02:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at September 30, 2019, the Company's Senior Secured Debt totaled $586.2 million which includes $570.8 million of principal amounts outstanding and $15.4 million of letters of credit.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, non-recurring losses, payments on lease obligations, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2019 was $889.4 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended September 30, 2019 were $111.0 million.

8.	LONG-TERM NOTES

	September 30, 2019	December 31, 2018
6.75% notes (US$150,000 – principal) due February 17, 2021	$—	$204,683
5.125% notes (US$400,000 – principal) due June 1, 2021	529,740	545,820
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	529,740	545,820
Total long-term notes - principal	1,359,480	1,596,323
Unamortized debt issuance costs	(9,891)	(13,083)
Total long-term notes - net of unamortized debt issuance costs	$1,349,589	$1,583,240

On September 13, 2019, Baytex completed the early redemption of the US$150,000 principal amount of 6.75% senior unsecured notes, due February 17, 2021. The total principal payment was $198.1 million.

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing credit facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expenses on a trailing twelve month basis) of 2.50:1.00. At September 30, 2019, the fixed charge coverage ratio was 8.02:1.00.

9.	LEASE OBLIGATIONS

Baytex had the following future commitments associated with its lease obligations at September 30, 2019.

September 30, 2019
Less than 1 year	$6,102
1 - 3 years	8,517
3 - 5 years	196
After 5 years	—
Total lease payments	14,815
Amounts representing interest over the term of the lease	(727)
Present value of net lease payments	14,088
Less current portion of lease obligations	5,659
Non-current portion of lease obligations	$8,429

The Company recorded interest related to its lease obligations of $0.1 million and $0.5 million for the three and nine months ended September 30, 2019. The Company recorded lease payments of $1.4 million and $4.4 million for the three and nine months ended September 30, 2019.

10.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2019	December 31, 2018
Balance, beginning of period	$646,898	$368,995
Liabilities incurred	16,873	12,537
Liabilities settled	(10,860)	(14,035)
Liabilities assumed from corporate acquisition	—	39,960
Liabilities acquired from property acquisitions	608	132
Liabilities divested	(424)	(580)
Property swaps	(1,229)	—
Accretion (note 16)	10,268	10,914
Change in estimate	(2,435)	33,453
Changes in discount rates and inflation rates(1)	30,904	192,672
Foreign currency translation	(1,242)	2,850
Balance, end of period	$689,361	$646,898

(1)	The discount and inflation rates at September 30, 2019 were 1.75%, compared to 2.15% and 2.00%, respectively, at December 31, 2018.

11.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At September 30, 2019, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2017	235,451	$4,443,576
Vesting of share awards	3,343	19,496
Issued on corporate acquisition	315,266	1,238,995
Issuance costs, net of tax	—	(551)
Balance, December 31, 2018	554,060	$5,701,516
Vesting of share awards	3,912	15,721
Balance, September 30, 2019	557,972	$5,717,237

12.	PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2019			2018
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$134,921	$140,344	$275,265	$69,557	$170,402	$239,959
Heavy oil	117,961	—	117,961	139,305	—	139,305
NGL	1,486	11,045	12,531	4,147	30,508	34,655
Natural gas sales	4,401	14,442	18,843	4,796	18,046	22,842
Total petroleum and natural gas sales	$258,769	$165,831	$424,600	$217,805	$218,956	$436,761

	Nine Months Ended September 30
	2019			2018
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$409,117	$442,763	$851,880	$79,894	$476,086	$555,980
Heavy oil	381,684	—	381,684	364,957	—	364,957
NGL	6,684	47,656	54,340	11,595	71,480	83,075
Natural gas sales	20,021	52,099	72,120	15,296	51,125	66,421
Total petroleum and natural gas sales	$817,506	$542,518	$1,360,024	$471,742	$598,691	$1,070,433

Included in accounts receivable at September 30, 2019 is $138.6 million (December 31, 2018 - $77.4 million) of accrued production revenue related to deliveries for periods ended prior to the reporting date.

13.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $3.4 million and $14.2 million for the three and nine months ended September 30, 2019 ($7.2 million and $15.0 million for the three and nine months ended September 30, 2018).

The weighted average fair value of share awards granted was $2.63 per restricted and performance award for the nine months ended September 30, 2019 ($4.04 per restricted and performance award for the nine months ended September 30, 2018).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2017	2,028	2,253	4,281
Granted	2,793	2,591	5,384
Assumed on corporate acquisition	302	257	559
Vested and converted to common shares	(1,682)	(1,661)	(3,343)
Forfeited	(198)	(167)	(365)
Balance, December 31, 2018	3,243	3,273	6,516
Granted	3,158	3,245	6,403
Vested and converted to common shares	(1,902)	(2,010)	(3,912)
Forfeited	(281)	(315)	(596)
Balance, September 30, 2019	4,218	4,193	8,411

(1)	Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

Share Options

Baytex inherited share option plans pursuant to a business combination in 2018. No new grants will be made under the option plans.

The Company accounts for share options using the fair value method. Under this method, compensation is expensed over the vesting period for the share options, with a corresponding increase to contributed surplus.

Share options granted under the option plans had a maximum term of 3.5 years to expiry. One third of the options granted vest on each of the first, second, and third anniversaries of the date of grant. The following tables summarize the information about the share options.

(000s, except per common share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2017	—	$—
Assumed on corporate acquisition	9,187	6.63
Forfeited/Expired	(4,322)	6.57
Balance, December 31, 2018	4,865	$6.70
Forfeited/Expired	(1,468)	6.24
Balance, September 30, 2019	3,397	$6.90

	Options Outstanding			Options Exercisable
Exercise price	Number outstanding at September 30, 2019 (000s)	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable at September 30, 2019 (000s)	Weighted average exercise price
$5.00 - $7.00	1,957	1.09	$6.32	1,175	$6.40
$7.01 - $9.00	1,440	0.29	7.68	1,326	7.66
Total	3,397	0.75	$6.90	2,501	$7.07

14.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income or loss per share amounts reflect the potential dilution that could occur if share awards and share options were converted. The treasury stock method is used to determine the dilutive effect of share awards and share options whereby the potential conversion of share awards and share options and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2019			2018
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$15,151	557,888	$0.03	$27,412	375,435	$0.07
Dilutive effect of share awards	—	3,000	—	—	3,328	—
Dilutive effect of share options	—	—	—	—	—	—
Net income - diluted	$15,151	560,888	$0.03	$27,412	378,763	$0.07

	Nine Months Ended September 30
	2019			2018
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$105,313	556,651	$0.19	$(94,071)	283,302	$(0.33)
Dilutive effect of share awards	—	3,787	—	—	—	—
Dilutive effect of share options	—	—	—	—	—	—
Net income (loss) - diluted	$105,313	560,438	$0.19	$(94,071)	283,302	$(0.33)

For the three and nine months ended September 30, 2019, no share awards were considered to be anti-dilutive. For the three months ended September 30, 2018, no share awards were considered to be anti-dilutive and for the nine months ended September 30, 2018, 6.7 million share awards were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive. For the three and nine months ended September 30, 2019, 3.4 million share options were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive (8.7 million for the three and nine months ended September 30, 2018).

15.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2019	2018
Net income (loss) before income taxes	$91,946	$(146,047)
Expected income taxes at the statutory rate of 26.72% (2018 – 27.00%)	24,568	(39,433)
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	3,806	3,963
Non-taxable portion of foreign exchange (gain) loss	(5,179)	5,201
Effect of change in income tax rates	(10,573)	—
Effect of rate adjustments for foreign jurisdictions	(20,965)	(27,400)
Effect of change in deferred tax benefit not recognized(1)	(4,803)	5,201
Adjustments and assessments	(221)	492
Income tax recovery	$(13,367)	$(51,976)

(1)	A deferred income tax asset has not been recognized for accumulated allowable capital losses of $120 million (December 31, 2018 - $139 million) related to foreign exchange losses on long-term notes.

For the nine months ended September 30, 2019, the deferred tax recovery includes $10.6 million attributable to decreases in the Alberta provincial income tax rate for the periods from July 1, 2019 to January 1, 2022, which reduces the provincial rate to 11% effective July 1, 2019, and further reduces it by 1% on January 1st for each of the years 2020, 2021 and 2022, bringing the provincial rate to 8%.
As disclosed in the 2018 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency (the “CRA”) in June 2016 which denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September

2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to our file in July 2018. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

16.	FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Interest on bank loan	$4,650	$4,108	$15,171	$10,297
Interest on long-term notes	21,955	22,235	67,382	66,087
Interest on lease obligations	147	—	475	—
Non-cash financing	1,607	866	3,753	2,991
Accretion on asset retirement obligations (note 10)	3,407	2,820	10,268	7,450
Financing and interest	$31,766	$30,029	$97,049	$86,825

17.	FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Unrealized foreign exchange loss (gain)	$13,855	$(20,583)	$(38,404)	$38,136
Realized foreign exchange loss (gain)	382	(360)	426	1,887
Foreign exchange loss (gain)	$14,237	$(20,943)	$(37,978)	$40,023

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, bank loan, long-term notes, and lease obligations. The fair value of the bank loan is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	September 30, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Financial derivatives	$48,660	$48,660	$79,582	$79,582	Level 2
Total	$48,660	$48,660	$79,582	$79,582

Financial assets at amortized cost
Trade and other receivables	$171,337	$171,337	$111,564	$111,564	—
Total	$171,337	$171,337	$111,564	$111,564

Financial Liabilities
Financial liabilities at amortized cost
Trade and other payables	$(212,404)	$(212,404)	$(258,114)	$(258,114)	—
Bank loan	(569,447)	(570,792)	(520,700)	(522,294)	—
Long-term notes	(1,349,589)	(1,315,950)	(1,583,240)	(1,492,363)	Level 1
Lease obligations	(14,088)	(14,088)	—	—	—
Total	$(2,145,528)	$(2,113,234)	$(2,362,054)	$(2,272,771)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2019 and 2018.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
U.S. dollar denominated	US$41,939	US$80,857	US$853,897	US$963,351

Interest Rate Risk

Interest Rate Swaps

Baytex had the following interest rate swaps outstanding as of October 31, 2019:

Contract Type	Notional Amount	Maturity Date	Fixed Contract Price	Reference(1)	Fair Value ($ millions)
Interest rate swap	$100 million	October 2020	2.02%	CDOR	$—
Total					$—

(1)	Canadian Dollar Offered Rate.

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of October 31, 2019:

	Remaining Period	Volume	Price/Unit(1)	Index	Fair Value(2) ($ millions)
Oil
Basis Swap	Oct 2019 to Dec 2019	7,000 bbl/d	WTI less US$17.59/bbl	WCS	$(2.5)
Basis Swap	Oct 2019 to Dec 2019	4,000 bbl/d	WTI less US$8.00/bbl	MSW	$(0.8)
Basis Swap	Jan 2020 to Dec 2020	2,500 bbl/d	WTI less US$16.10/bbl	WCS	$0.2
Fixed - Sell	Oct 2019 to Dec 2019	12,000 bbl/d	US$62.35/bbl	WTI	$12.4
Fixed - Sell	Oct 2019 to Dec 2019	2,000 bbl/d	US$65.50/bbl	Brent	$1.7
Fixed - Sell (6)	Jan 2020 to Mar 2020	4,000 bbl/d	US$55.90/bbl	WTI	$—
3-way option(3)	Oct 2019 to Dec 2019	2,000 bbl/d	US$49.00/US$61.70/US$75.00	WTI	$1.8
3-way option(3)	Oct 2019 to Dec 2019	2,000 bbl/d	US$50.00/US$60.00/US$70.00	WTI	$1.4
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$55.00/US$65.00/US$72.60	WTI	$1.0
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$56.00/US$66.00/US$72.50	WTI	$1.0
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$56.00/US$66.00/US$73.00	WTI	$1.0
3-way option(3)	Oct 2019 to Dec 2019	2,000 bbl/d	US$57.00/US$67.00/US$73.00	WTI	$2.2
3-way option(3)	Oct 2019 to Dec 2019	2,000 bbl/d	US$58.00/US$68.00/US$74.00	WTI	$2.2
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$60.00/US$69.90/US$75.00	WTI	$1.1
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$61.00/US$71.00/US$76.00	WTI	$1.2
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$63.00/US$73.00/US$78.00	WTI	$1.2
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$55.50/US$65.50/US$75.50	Brent	$0.7
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$60.00/US$70.00/US$77.55	Brent	$1.0
3-way option(3)	Oct 2019 to Dec 2019	1,000 bbl/d	US$63.00/US$73.00/US$83.00	Brent	$1.1
3-way option(3)	Jan 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$56.00/US$61.35	WTI	$2.0
3-way option(3)	Jan 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$57.00/US$60.00	WTI	$2.4
3-way option(3)(6)	Jan 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$57.00/US$62.00	WTI	$—
3-way option(3)	Jan 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$65.60	WTI	$2.6
3-way option(3)	Jan 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$66.00	WTI	$2.7
3-way option(3)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$59.50/US$66.15	WTI	$1.9
3-way option(3)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$65.60	WTI	$2.1
3-way option(3)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.00	WTI	$2.1
3-way option(3)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.05	WTI	$2.1
3-way option(3)	Jan 2020 to Dec 2020	2,000 bbl/d	US$51.00/US$60.00/US$66.70	WTI	$4.3
Swaption(4)	Jan 2020 to Dec 2020	1,000 bbl/d	US$62.50/bbl	WTI	$(0.1)
Swaption(4)	Jan 2020 to Dec 2020	1,000 bbl/d	US$63.20/bbl	WTI	$(0.1)
Swaption(5)	Jan 2021 to Dec 2021	3,000 bbl/d	US$60.75/bbl	WTI	$(2.2)
Swaption(5)(6)	Jan 2021 to Dec 2021	3,000 bbl/d	US$70.00/bbl	Brent	$—

Natural Gas
Fixed - Sell	Oct 2019 to Dec 2019	15,000 mmbtu/d	US$2.97	NYMEX	$0.9
Total					$48.6
Financial derivatives - Current asset					45.3
Financial derivatives - Non-current asset					3.3

(1)	Based on the weighted average price per unit for the period.

(2)	Fair values as at September 30, 2019.

(3)
Producer 3-way option consists of a sold put, a bought put and a sold call. To illustrate, in a US$50/US$60/US$70 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50/bbl; Baytex receives US$60.00/bbl when WTI is between US$50/bbl and US$60/bbl; Baytex receives the market price when WTI is between US$60/bbl and US$70/bbl; and Baytex receives US$70/bbl when WTI is above US$70/bbl.

(4)	For these contracts, the counterparty has the right, if exercised on December 31, 2019, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.

(5)	For these contracts, the counterparty has the right, if exercised on December 30, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.

(6)	Contracts entered subsequent to September 30, 2019.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Realized financial derivatives (gain) loss	$(20,857)	$30,854	$(52,664)	$70,103
Unrealized financial derivatives (gain) loss	(7,666)	46	30,922	65,140
Financial derivatives (gain) loss	$(28,523)	$30,900	$(21,742)	$135,243

Physical Delivery Contracts

The following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments and, as a result, no asset or liability has been recognized in the consolidated statements of financial position.

As at October 31, 2019, Baytex had committed to deliver the following volumes of raw bitumen to market on rail:

Remaining Period	Volume
Oct 2019	1,000 bbl/d
Oct 2019 to Dec 2019	11,000 bbl/d
Jan 2020 to Dec 2020	7,500 bbl/d